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[GRAPHIC APPEARS HERE]
                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR

April 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: iShares Trust
             (Securities Act File No. 333-92935;
             Investment Company Act File No. 811-09729)
             Post-Effective Amendment No. 417

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 417 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act related to the following new fund of the Trust: iShares MSCI Ireland Capped Investable Market Index Fund (the "Fund"). The Trust is separately filing an acceleration letter requesting effectiveness on May 3, 2010.

Previous filings relating to the Fund are:

PEA No.         Date Filed           Form Type       Automatic Effective Date
-------         ----------           ---------       ------------------------
411             April 13, 2010       485BXT          May 13, 2010
375             January 29, 2010     485APOS         75 days after filing

The Trust has responded to comments concerning Post-Effective Amendment No. 375 in a separate correspondence filing.

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Should members of the Staff have any questions or comments concerning the
Registration Statement, please do not hesitate to contact me at (202) 303-1138.

Sincerely,


/s/ Ryan Leshaw
--------------------------
Ryan Leshaw

cc: Jessica Bentley, Esq.
    Benjamin J. Haskin

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